Filed by: NextEra Energy, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dominion Energy, Inc.

Commission File No.: 001-08489

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of earliest event reported:  July 24, 2026

Commission File Number	Exact name of registrants as specified in their charters, address of principal executive offices and registrants' telephone number	IRS Employer Identification Number
1-8841	NEXTERA ENERGY, INC.	59-2449419
2-27612	FLORIDA POWER & LIGHT COMPANY	59-0247775

700 Universe Boulevard

Juno Beach, Florida 33408

(561) 694-4000

State or other jurisdiction of incorporation or organization:  Florida

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrants under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Registrants	Title of each class	Trading Symbol(s)	Name of each exchange on which registered
NextEra Energy, Inc.	Common Stock, $0.01 Par Value	NEE	New York Stock Exchange

	7.299% Corporate Units	NEE.PRS	New York Stock Exchange
	7.234% Corporate Units	NEE.PRT	New York Stock Exchange
	7.375% Corporate Units	NEE.PRV	New York Stock Exchange
Florida Power & Light Company	None

Indicate by check mark whether the registrants are an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrants have elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

SECTION 2 - FINANCIAL INFORMATION

Item 2.02  Results of Operations and Financial Condition

On July 24, 2026, NextEra Energy, Inc. posted on its website a news release announcing second quarter financial results for NextEra Energy, Inc. and Florida Power & Light Company. A copy of the news release is attached as Exhibit 99, which is incorporated herein by reference.

SECTION 9 - FINANCIAL STATEMENTS AND EXHIBITS

Item 9.01  Financial Statements and Exhibits

(d)  Exhibits.

Exhibit 99 is being furnished pursuant to Item 2.02 herein.

Exhibit Number	Description	NextEra Energy, Inc.	Florida Power & Light Company
99	NextEra Energy, Inc. News Release dated July 24, 2026	x	x
101	Interactive data files for this Form 8-K formatted in Inline XBRL	x	x
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	x	x

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  July 24, 2026

NEXTERA ENERGY, INC.

(Registrant)

WILLIAM J. GOUGH
William J. Gough Vice President, Controller and Chief Accounting Officer

FLORIDA POWER & LIGHT COMPANY

(Registrant)

AMIN A. MOHOMED
Amin A. Mohomed Vice President, FPL Accounting and Controller

Exhibit 99

NextEra Energy, Inc. Media Line: 561-694-4442 July 24, 2026 FOR IMMEDIATE RELEASE

NextEra Energy reports second-quarter 2026 financial results

•NextEra Energy delivers strong second-quarter results

•FPL grows regulatory capital employed by approximately 9.3% year-over-year and continues to keep customer bills low while delivering highly reliable electricity

•NextEra Energy Resources has a strong quarter for new renewables and storage origination, adding 3.6 gigawatts to its backlog

•NextEra Energy and Dominion Energy advance proposed combination by filing applications seeking merger approvals

JUNO BEACH, Fla. - NextEra Energy, Inc. (NYSE: NEE) today reported 2026 second-quarter net income attributable to NextEra Energy on a GAAP basis of $3.144 billion, or $1.50 per share, compared to $2.028 billion, or $0.98 per share, for the second quarter of 2025. On an adjusted basis, NextEra Energy's 2026 second-quarter earnings were $2.407 billion, or $1.15 per share, compared to $2.164 billion, or $1.05 per share, in the second quarter of 2025.

"NextEra Energy delivered a strong second quarter, with adjusted earnings per share increasing by 9.5% year-over-year, reflecting continued operational and financial execution across both FPL and NextEra Energy Resources," said John Ketchum, chairman, president and chief executive officer. "As power demand continues to accelerate, NextEra Energy is uniquely positioned to meet the power demand needs of our customers because we have the scale, financial strength, supply chain, development expertise and technology to build all forms of energy. NextEra Energy continues to be well positioned to deliver on its growth opportunities in its regulated and long-term contracted businesses in 2026 and beyond. We continue to expect to grow adjusted earnings per share at a compound annual growth rate of 8%+ through 2032 and are targeting the same from 2032 through 2035, all off our 2025 base.

"Earlier this month, we took the next step in our proposed combination with Dominion Energy by filing applications for merger approval with state and federal agencies, formally beginning the regulatory review process. This combination is about putting greater scale, financial strength and operational expertise behind Dominion Energy's local operating companies so they can meet growing power demand while keeping bills affordable and service reliable. Together, we will be better positioned to support jobs and economic development in four fast-growing states by investing in the all-of-the-above energy infrastructure needed to power growth and strengthen American competitiveness. If approved and completed, Dominion Energy customers would receive $2.25 billion in shareholder-funded bill credits, providing meaningful near-term customer benefits. Over the longer term, customers and communities would benefit from a stronger company with the scale and capabilities to buy, build, finance and operate critical energy infrastructure more efficiently, helping support reliability, affordability and economic growth. As discussed when the combination was announced on May 18, the combined company is expected to support approximately 11% annual growth in regulatory capital employed through 2032 and 9%+ adjusted earnings per share growth through 2032, with a 9%+ target through 2035, all off a 2025 base."

FPL

FPL reported second-quarter 2026 net income of $1.412 billion, or $0.67 per share, compared to $1.275 billion, or $0.62 per share, for the prior-year comparable quarter.

FPL's growth in the second quarter of 2026 was driven primarily by continued disciplined capital investments. FPL's capital expenditures were approximately $2.8 billion for the second quarter, and full-year capital investments are expected to be between $12 billion and $13 billion. Regulatory capital employed increased by approximately 9.3%, compared to the prior-year comparable quarter.

FPL continues to demonstrate that it can consistently deliver customer affordability and reliability, while serving one of the fastest-growing states in the nation and the world's 14th largest economy. Today, FPL's typical residential bill remains approximately 30% below the national average and is only projected to increase 2% annually on average through the end of the decade. FPL drives consistently low bills through exceptional operational efficiency. FPL’s non-fuel O&M is more than 70% better than the industry average on a dollar-per-megawatt-hour basis. Customers also continue to benefit from top-decile reliability that’s more than 60% better than the national average. During the second quarter, FPL added more than 90,000 customers, compared to the prior-year comparable period.

FPL continues to see very strong interest from hyperscalers and other large customers that value speed to market, reliability and competitive power pricing. FPL has roughly 21 gigawatts (GW) of large-load interest. Of that, FPL is in advanced discussions on 12 GW, a portion of which it believes it could begin serving as soon as 2028. FPL is advancing negotiations with large-load customers and continues to expect to announce at least one large-load transaction under FPL's tariff by the end of the year.

NextEra Energy Resources

NextEra Energy Resources reported second-quarter 2026 net income attributable to NextEra Energy on a GAAP basis of $1.634 billion, or $0.78 per share, compared to $983 million, or $0.48 per share, in the prior-year quarter. On an adjusted basis, NextEra Energy Resources' earnings for the second quarter of 2026 were $1.291 billion, or $0.62 per share, compared to $1.091 billion, or $0.53 per share, for the second quarter of 2025.

NextEra Energy Resources had a strong quarter of new renewables and storage origination with 3.6 GW added to the backlog. Battery storage represented 2 GW of additions this quarter. With these additions, NextEra Energy Resources' backlog now totals approximately 35.1 GW after taking into account 1.1 GW of new projects placed into service since the first-quarter 2026 financial results call in April.

NextEra Energy Resources also remains on track to bring the Duane Arnold nuclear power plant back online no later than the first quarter of 2029. The Iowa Utilities Commission approved a generating certificate for the plant, and NextEra Energy Resources also successfully closed on the acquisition of the final 30% minority interest in the plant held by the two cooperative partners, making NextEra Energy Resources the plant's sole owner.

During the quarter, NextEra Energy Transmission energized a new 137-mile, 345-kilovolt (kV) transmission line in New Mexico to strengthen grid reliability in a growing part of the state. The project was completed ahead of schedule and on budget and is projected to reduce typical residential electric bills in 2031 by approximately $13 per month, based on an independent study performed by the Southwest Power Pool, providing a clear and tangible example of how smart transmission investments can directly improve affordability for customers. Also during the quarter, MISO selected NextEra Energy Transmission as part of a consortium to develop two large-scale 765-kV transmission projects in Illinois.

Corporate and Other

In the second quarter of 2026 on a GAAP basis, Corporate and Other results increased $0.17 per share, compared to the prior-year quarter. On an adjusted basis, Corporate and Other results for the second quarter of 2026 decreased $0.04 per share, compared to the prior-year quarter.

NextEra Energy and Dominion Energy proposed combination

NextEra Energy and Dominion Energy continue to advance their proposed combination. On July 15, the companies filed for merger approval with the Virginia State Corporation Commission, North Carolina Utilities Commission and the Public Service Commission of South Carolina. The Virginia filing initiated the state's statutory six-month review process. The companies also filed for merger approval with the Federal Energy Regulatory Commission and the Nuclear Regulatory Commission. In addition, the companies filed the registration statement on Form S-4 with the Securities and Exchange Commission on July 9, which became effective yesterday. NextEra Energy expects to distribute proxy materials to shareholders in the near future and expects Dominion Energy to do the same. The companies are anticipating both special shareholder meetings will be held in early September. The transaction is expected to close in the second half of 2027, subject to customary closing conditions and approvals. As discussed when the combination was announced on May 18, the combined company is expected to support approximately 11% annual growth in regulatory capital employed through 2032 and 9%+ adjusted earnings per share growth through 2032, with a 9%+ target through 2035, all off a 2025 base.

Outlook

NextEra Energy's long-term financial expectations remain unchanged. NextEra Energy continues to expect 2026 adjusted earnings per share to be in the range of $3.92 to $4.02 and is targeting the high end of that range. NextEra Energy also continues to expect a compound annual growth rate in adjusted earnings per share of 8%+ annually through 2032 and is targeting the same from 2032 through 2035, all off the 2025 base of $3.71 adjusted earnings per share. NextEra Energy also continues to expect to grow its dividends per share at a roughly 10% rate per year through 2026, off a 2024 base, and 6% per year from year-end 2026 through 2028.

Conference call information

As previously announced, NextEra Energy's second-quarter 2026 financial results conference call is scheduled for 9 a.m. ET today. The listen-only webcast will be available on NextEra Energy's website by accessing the following link: www.NextEraEnergy.com/FinancialResults. The news release and slides accompanying the presentation may be downloaded at www.NextEraEnergy.com/FinancialResults, beginning at 7:30 a.m. ET today. A replay will be available for 90 days by accessing the link listed above.

NextEra Energy, Inc.

NextEra Energy, Inc. (NYSE: NEE) is the largest electric power and energy infrastructure company in North America and is a leading provider of electricity to American homes and businesses. Headquartered in Juno Beach, Florida, NextEra Energy is a Fortune 200 company that owns Florida Power & Light Company, America's largest electric utility, which provides reliable electricity to approximately 12 million people across Florida. NextEra Energy also owns the largest energy infrastructure development company in the U.S., NextEra Energy Resources, LLC. NextEra Energy and its affiliated entities are meeting America's growing energy needs with a diverse mix of energy sources, including natural gas, nuclear, renewable energy and battery storage. For more information about NextEra Energy companies, visit these websites: www.NextEraEnergy.com, www.FPL.com, www.NextEraEnergyResources.com.

###

Adjusted earnings for the periods in this news release exclude the effects of non-qualifying hedges; XPLR Infrastructure, LP net investment gains; change in unrealized gains and losses on equity securities held in NextEra Energy Resources' nuclear decommissioning funds and other than temporary impairments (OTTI); and merger-related expenses.

NextEra Energy's management uses adjusted earnings, which is a non-GAAP financial measure, internally for financial planning, analysis of performance, reporting of results to the board of directors and as an input in determining performance-based compensation under the company's employee incentive compensation plans. NextEra Energy also uses earnings expressed in this fashion when communicating its financial results and earnings outlook to analysts and investors. NextEra Energy's management believes that adjusted earnings provide a more meaningful representation of NextEra Energy's fundamental earnings power. A reconciliation of historical adjusted earnings to net income attributable to NextEra Energy, which is the most directly comparable GAAP measure, is included in the attachments to this news release. Adjusted earnings does not represent a substitute for net income, as prepared in accordance with GAAP.

NextEra Energy does not provide a quantitative reconciliation of forward-looking adjusted earnings per share to earnings per share, the most directly comparable GAAP financial measure, because certain information needed to reconcile these measures is not available without unreasonable efforts due to the inherent difficulty in forecasting and quantifying these measures. These items include, but are not limited to, the effects of non-qualifying hedges and unrealized gains and losses on equity securities held in NextEra Energy Resources, LLC's nuclear decommissioning funds and other than temporary impairments. These items could significantly impact GAAP earnings per share. Adjusted earnings expectations and other forward-looking statements assume, among other things, normal weather and operating conditions; positive macroeconomic conditions in the U.S. and Florida; supportive commodity markets; current forward curves; public policy support for wind, solar, and storage development and construction; market demand for generation development and capacity needs; market demand and policy support for transmission development and expansion; market demand for pipeline capacity; access to capital at reasonable cost and terms; rate case outcomes consistent with historical; no adverse litigation decisions; and no changes to governmental policies or incentives. Please see the accompanying cautionary statements for a list of the risk factors that may affect future results.

This news release should be read in conjunction with the attached unaudited financial information.

Cautionary Statements and Risk Factors That May Affect Future Results

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical facts, but instead represent the current expectations of NextEra Energy, Inc. (NextEra Energy) and Florida Power & Light Company (FPL) regarding future operating results and other future events, many of which, by their nature, are inherently uncertain and outside of NextEra Energy's and FPL's control. Forward-looking statements in this news release include, among others, statements concerning adjusted earnings per share expectations and future operating performance, statements concerning future dividends and statements concerning growth strategies, capital investment opportunities and technology initiatives. In addition, all statements other than statements of historical fact included or incorporated by reference in this news release, including, among other things, statements regarding the proposed business combination transaction between NextEra Energy and Dominion Energy, Inc., a Virginia corporation (Dominion Energy), and other aspects of NextEra Energy’s or FPL’s operations or operating results, are forward-looking statements. In some cases, you can identify the forward-looking statements by words or phrases such as "ambition," “will,” “may result,” “expect,” “anticipate,” "estimate," “believe,” "budget," “intend,” “plan,” “seek,” “potential,” “projection,” “forecast,” “predict,” “goals,” “target,” “outlook,” “should,” “would,” “estimate,” “continue,” “could,” “objective,” “guidance,” “effort” or similar words or expressions. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance, outcomes or results and are subject to numerous risks, uncertainties and other factors, many of which are beyond NextEra Energy's or FPL's control, that could cause actual performance, outcomes or results to differ materially from what is expressed or implied in the forward-looking statements, or may require them to limit or eliminate certain operations.

The risks and uncertainties relating to each of NextEra Energy’s and FPL’s businesses and financial condition include, but are not limited to, those discussed in this news release and the following: risks related to the pending merger with Dominion Energy (including restrictions on our operations during the pendency of the merger; the risk that any governmental or regulatory approval, consent or authorization that may be required for the proposed transactions is not obtained, is delayed or is obtained subject to conditions that are not anticipated or that cause the termination of the merger agreement and abandonment of the transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement by either party; the risk that certain provisions in the merger agreement or the pendency of the transactions may impact either party’s ability to pursue certain business opportunities or strategic transactions; the risk that we may not realize the anticipated benefits of the proposed transactions or successfully integrate the two companies; the anticipated impact of the proposed transactions on the combined company’s business and future financial and operating results; and the anticipated closing date for the proposed transactions); effects of extensive regulation of NextEra Energy's and FPL's business operations; inability of NextEra Energy and FPL to recover in a timely manner any significant amount of costs, a return on certain assets or a reasonable return on invested capital through base rates, cost recovery clauses, other regulatory mechanisms or otherwise; impact of political, regulatory, operational and economic factors on regulatory decisions important to NextEra Energy and FPL; effect of any reductions or modifications to, or elimination of, governmental incentives or policies that support clean energy of NextEra Energy and FPL and its affiliated entities or changes in or the imposition of additional tax laws, tariffs, duties, policies or other costs or assessments on clean energy or equipment necessary to generate, store or deliver it; impact of new or revised laws, regulations, executive orders, interpretations or constitutional ballot and regulatory initiatives on NextEra Energy and FPL; capital expenditures, increased operating costs and various liabilities attributable to environmental laws, regulations and other standards applicable to NextEra Energy and FPL; effects on NextEra Energy and FPL of federal or state laws or regulations mandating new or additional limits on the production of greenhouse gas emissions; exposure of NextEra Energy and FPL to significant and increasing compliance costs and substantial monetary penalties and other sanctions as a result of extensive federal, state and local government regulation of their operations and businesses; effect on NextEra Energy and FPL of changes in tax laws, guidance or policies as well as in judgments and estimates used to determine tax-related asset and liability amounts; impact on NextEra Energy and FPL of adverse results of litigation; impacts on NextEra Energy or FPL of allegations of violations of law; effect on NextEra Energy and FPL of failure to proceed with projects under development or inability to complete the construction of (or capital improvements to) electric generation, storage, transmission and distribution facilities, natural gas and oil production and transportation facilities and other facilities on schedule or within budget; impact on development and operating activities of NextEra Energy and FPL resulting from risks related to project siting, construction, permitting, governmental approvals and the negotiation of project development agreements, as well as supply chain disruptions; risks involved in the operation and maintenance of electric generation, storage, transmission and distribution facilities, natural gas and oil production and transportation facilities, and other facilities; effect on NextEra Energy and FPL of a lack of growth, slower growth or a decline in the number of customers or in customer usage; planned productivity increases and competitive advantages through the use of artificial intelligence technologies may not be realized and the use of and reliance on artificial intelligence may present certain risks; impact on NextEra Energy and FPL of severe weather and other weather conditions; threats of geopolitical factors, terrorism and catastrophic events that could result from terrorism, cyberattacks or other attempts to disrupt NextEra Energy's and FPL's business or the businesses of third parties; inability to obtain adequate insurance coverage for protection of NextEra Energy and FPL against significant losses and risk that insurance coverage does not provide protection against all significant losses; a prolonged period of low natural gas and oil prices, disrupted production or unsuccessful drilling efforts could impact NextEra Energy Resources, LLC’s (NextEra Energy Resources) natural gas and oil production operations and cause NextEra Energy Resources to delay or cancel certain natural gas and oil production projects and could result in certain assets becoming impaired; risk to NextEra Energy Resources of increased operating costs resulting from unfavorable supply costs necessary to provide NextEra Energy Resources' full energy and capacity requirements services; inability or failure to manage properly or hedge effectively the commodity risk within its portfolio; effect of reductions in the liquidity of energy markets on NextEra Energy's ability to manage operational risks; effectiveness of NextEra Energy's and FPL's risk management tools associated with their hedging and trading procedures to protect against significant losses, including the effect of unforeseen price variances from historical behavior; impact of unavailability or disruption of power transmission or commodity transportation operations on sale and delivery of power or natural gas by NextEra Energy, including FPL; exposure of NextEra Energy and FPL to credit and performance risk from customers, hedging counterparties and vendors; failure of NextEra Energy or FPL counterparties to perform under derivative contracts or of requirement for NextEra Energy or FPL to post margin cash collateral under derivative contracts; failure or breach of NextEra Energy's or FPL's information technology systems, or implementation challenges; risks to NextEra Energy and FPL's retail businesses from compromise of sensitive customer data; losses from volatility in the market values of derivative instruments and limited liquidity in over-the-counter markets; impact of negative publicity; inability of FPL to maintain, negotiate or renegotiate acceptable franchise agreements with municipalities and counties in Florida; occurrence of work strikes or stoppages and increasing personnel costs; NextEra Energy's ability to successfully identify, complete and integrate acquisitions, including the effect of increased competition for acquisitions; environmental, health and financial risks associated with NextEra Energy Resources’ and FPL's ownership and operation of nuclear generation facilities; liability of NextEra Energy and FPL for significant retrospective assessments and/or retrospective insurance premiums in the event of an incident at certain nuclear generation facilities; increased operating and capital expenditures and/or reduced revenues at nuclear generation facilities of NextEra Energy or FPL resulting from orders or new regulations of the Nuclear Regulatory Commission; inability to operate any of NextEra Energy Resources' or FPL's owned nuclear generation units through the end of their respective operating licenses or planned license extensions; effect of disruptions, uncertainty or volatility in the credit and capital markets or actions by third parties in connection with project-specific or other financing arrangements on NextEra Energy's and FPL's ability to fund their liquidity and capital needs and meet their growth objectives; defaults or noncompliance related to project-specific, limited-recourse financing agreements; inability of NextEra Energy, FPL and NextEra Energy Capital Holdings, Inc. to maintain their current credit ratings; reduction of NextEra Energy's and FPL's liquidity from the inability of credit providers to fund their credit commitments or to maintain their current credit ratings; poor market performance and other economic factors that could affect NextEra Energy's defined benefit pension plan's funded status; poor market performance and other risks to the asset values of NextEra Energy's and FPL's nuclear decommissioning funds; changes in market value and other risks to certain of NextEra Energy's assets and investments; effect of inability of NextEra Energy subsidiaries to pay upstream dividends, make distributions or repay funds to NextEra Energy or of NextEra Energy's performance under guarantees of subsidiary obligations on NextEra Energy's ability to meet its financial obligations and to pay dividends on its common stock; the fact that the amount and timing of dividends payable on NextEra Energy's common stock, as well as the dividend policy approved by NextEra Energy's board of directors from time to time, and changes to that policy, are within the sole discretion of NextEra Energy's board of directors and, if declared and paid, dividends may be in amounts that are less than might be expected by shareholders; effects of disruptions, uncertainty or volatility in the credit and capital markets on the market price of NextEra Energy's common stock; and the ultimate severity and duration of public health crises, epidemics and pandemics, and its effects on NextEra Energy’s or FPL’s businesses. NextEra Energy and FPL discuss these and other risks and uncertainties in their annual report on Form 10-K for the year ended December 31, 2025 and their subsequently filed quarterly reports on Form 10-Q and other filings with the Securities and Exchange Commission (SEC), including the Registration Statement on Form S-4 (File No. 333-297351) filed with the SEC on July 9, 2026 relating to the proposed merger with Dominion Energy.

This news release should be read in conjunction with such SEC filings. Any forward-looking statements included in this news release represent current expectations, are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as required by law, neither NextEra Energy or FPL undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transactions and Where to Find It

In connection with the proposed transactions, NextEra Energy filed with the SEC the Registration Statement, which includes a preliminary joint proxy statement of NextEra Energy and Dominion Energy that also constitutes a preliminary prospectus of NextEra Energy. The Registration Statement was declared effective by the SEC on July 23, 2026. Each of NextEra Energy and Dominion Energy intends to file with the SEC a definitive joint proxy statement/prospectus. Each of NextEra Energy and Dominion Energy may also file other relevant documents with the SEC regarding the proposed transactions. This communication is not a substitute for the Registration Statement or the definitive joint proxy statement/prospectus or any other document that NextEra Energy or Dominion Energy may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of NextEra Energy and Dominion Energy. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT NEXTERA ENERGY, DOMINION ENERGY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and security holders are able to obtain free copies of the Registration Statement, including the preliminary joint proxy statement/prospectus contained therein. Investors and security holders will be able to obtain free copies of the definitive joint proxy statement/prospectus (if and when available) and other documents containing important information about NextEra Energy, Dominion Energy and the proposed transactions, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by NextEra Energy are available free of charge on NextEra Energy’s website at http://www.investor.nexteraenergy.com/ or by contacting NextEra Energy’s Investor Relations Department by email at investors@nexteraenergy.com or by phone at (800) 222-4511. Copies of the documents filed with the SEC by Dominion Energy are available free of charge on Dominion Energy’s website at http://investors.dominionenergy.com or by contacting Dominion Energy’s Investor Relations Department by email at investor.relations@dominionenergy.com or by phone at (804) 819-2438.

Participants in the Solicitation

NextEra Energy, Dominion Energy and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about the directors and executive officers of NextEra Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on April 1, 2026, including under the headings “Proposal 1: Election as directors of the nominees specified in this proxy statement,” “Director Compensation,” “Executive Compensation,” and “Common Stock Ownership of Certain Beneficial Owners and Management” (ii) NextEra Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026, including under the heading “Item 1. Business—Information About Our Executive Officers” and (iii) to the extent certain holdings of NextEra Energy securities by its directors or executive officers have changed since the amounts set forth in NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Information about the directors and executive officers of Dominion Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on March 19, 2026, including under the headings “Item 1: Election of Directors – Director Nominees,” “Compensation of Non-Employee Directors,” “Executive Compensation” and “Security Ownership of Certain Beneficial Owners and Management,” (ii) Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 23, 2026, including under the heading “Information about our Executive Officers,” and (iii) to the extent certain holdings of Dominion Energy securities by its directors or executive officers have changed since the amounts set forth in Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when such materials become available. Investors should read the definitive joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by NextEra Energy and Dominion Energy are available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by NextEra Energy and Dominion Energy are available free of charge through the sources indicated above.

NextEra Energy, Inc.

Condensed Consolidated Statements of Income

(millions, except per share amounts)

(unaudited)

			Preliminary
Three Months Ended June 30, 2026	FPL	NEER	Corporate and Other(a)	NextEra Energy
Operating Revenues	$4,896	$2,532	$106	$7,534
Operating Expenses
Fuel, purchased power and interchange	1,079	295	—	1,374
Other operations and maintenance	424	877	158	1,459

Merger-related expenses	—	—	32	32
Depreciation and amortization	1,029	712	16	1,757
Taxes other than income taxes and other – net	543	124	—	667
Total operating expenses – net	3,075	2,008	206	5,289
Gains (Losses) on Disposal of Businesses/Assets – Net	1	(5)	(3)	(7)
Operating Income (Loss)	1,822	519	(103)	2,238
Other Income (Deductions)
Interest expense	(349)	(333)	195	(487)
Equity in earnings (losses) of equity method investees	—	333	—	333
Allowance for equity funds used during construction	58	1	—	59

Gains (Losses) on disposal of investments and other property – net	—	104	(1)	103
Change in unrealized gains (losses) on equity securities held in NEER's nuclear decommissioning funds – net	—	190	—	190
Other net periodic benefit income	—	—	23	23
Other – net	2	45	32	79
Total other income (deductions) – net	(289)	340	249	300
Income (Loss) before Income Taxes	1,533	859	146	2,538
Income Tax Expense (Benefit)	121	(253)	48	(84)
Net Income (Loss)	1,412	1,112	98	2,622
Net Loss Attributable to Noncontrolling Interests	—	522	—	522
Net Income (Loss) Attributable to NextEra Energy, Inc.	$1,412	$1,634	$98	$3,144
Reconciliations of Net Income (Loss) Attributable to NextEra Energy, Inc. to Adjusted Earnings (Loss):
Net Income (Loss) Attributable to NextEra Energy, Inc.	$1,412	$1,634	$98	$3,144
Adjustments – Pretax:(b)
Net losses (gains) associated with non-qualifying hedges	—	(292)	(570)	(862)
Change in unrealized losses (gains) on equity securities held in NEER's nuclear decommissioning funds and OTTI – net	—	(192)	—	(192)

XPLR Infrastructure, LP investment gains – net	—	9	—	9

Merger-related expenses	—	—	32	32

Less related income tax expense (benefit)(c)	—	132	144	276
Adjusted Earnings (Loss)	$1,412	$1,291	$(296)	$2,407
Earnings (Loss) Per Share Attributable to NextEra Energy, Inc. (assuming dilution)	$0.67	$0.78	$0.05	$1.50
Adjustments – Pretax:(b)
Net losses (gains) associated with non-qualifying hedges	—	(0.14)	(0.27)	(0.41)
Change in unrealized losses (gains) on equity securities held in NEER's nuclear decommissioning funds and OTTI – net	—	(0.09)	—	(0.09)

XPLR Infrastructure, LP investment gains – net	—	—	—	—

Merger-related expenses	—	—	0.02	0.02

Less related income tax expense (benefit)(c)	—	0.07	0.06	0.13
Adjusted Earnings (Loss) Per Share	$0.67	$0.62	$(0.14)	$1.15
Weighted-average shares outstanding (assuming dilution)				2,093

(a)	Corporate and Other represents other business activities and eliminating entries, and may include the net effect of rounding. Corporate and Other allocates a portion of corporate interest expense to NextEra Energy Resources. Interest expense is allocated based on a deemed capital structure of 70% debt and differential membership interests sold by NextEra Energy Resources' subsidiaries. Residual corporate interest expense is included in Corporate and Other.

(b)	After tax impact is as follows:	NEER		Corporate and Other		NextEra Energy
		Adjusted Earnings	Adjusted EPS	Adjusted Earnings	Adjusted EPS	Adjusted Earnings	Adjusted EPS
	Net losses (gains) associated with non-qualifying hedges	$(215)	$(0.10)	$(425)	$(0.20)	$(640)	$(0.30)
	Change in unrealized losses (gains) on equity securities held in NEER's nuclear decommissioning funds and OTTI – net	$(134)	$(0.06)	$—	$—	$(134)	$(0.06)

	XPLR Infrastructure, LP investment gains – net	$6	$—	$—	$—	$6	$—

	Merger-related expenses	$—	$—	$31	$0.01	$31	$0.01

(c)	Includes the effects of rounding.

NextEra Energy, Inc.

Condensed Consolidated Statements of Income

(millions, except per share amounts)

(unaudited)

			Preliminary
Three Months Ended June 30, 2025	FPL	NEER	Corporate and Other(a)	NextEra Energy
Operating Revenues	$4,708	$1,914	$78	$6,700
Operating Expenses
Fuel, purchased power and interchange	946	238	—	1,184
Other operations and maintenance	442	656	122	1,220

Merger-related expenses	—	—	—	—
Depreciation and amortization	1,080	677	16	1,773
Taxes other than income taxes and other – net	523	106	1	630
Total operating expenses – net	2,991	1,677	139	4,807
Gains (Losses) on Disposal of Businesses/Assets – Net	—	23	(5)	18
Operating Income (Loss)	1,717	260	(66)	1,911
Other Income (Deductions)
Interest expense	(326)	(413)	(321)	(1,060)

Equity in earnings (losses) of equity method investees	—	177	—	177
Allowance for equity funds used during construction	40	4	—	44

Gains (Losses) on disposal of investments and other property – net	—	103	—	103
Change in unrealized gains (losses) on equity securities held in NEER's nuclear decommissioning funds – net	—	70	—	70
Other net periodic benefit income	—	—	67	67
Other – net	8	41	22	71
Total other income (deductions) – net	(278)	(18)	(232)	(528)
Income (Loss) before Income Taxes	1,439	242	(298)	1,383
Income Tax Expense (Benefit)	164	(352)	(68)	(256)
Net Income (Loss)	1,275	594	(230)	1,639
Net Loss Attributable to Noncontrolling Interests	—	389	—	389
Net Income (Loss) Attributable to NextEra Energy, Inc.	$1,275	$983	$(230)	$2,028
Reconciliations of Net Income (Loss) Attributable to NextEra Energy, Inc. to Adjusted Earnings (Loss):
Net Income (Loss) Attributable to NextEra Energy, Inc.	$1,275	$983	$(230)	$2,028
Adjustments – Pretax:(b)
Net losses (gains) associated with non-qualifying hedges	—	215	36	251
Change in unrealized losses (gains) on equity securities held in NEER's nuclear decommissioning funds and OTTI – net	—	(75)	—	(75)

XPLR Infrastructure, LP investment gains – net	—	2	—	2

Merger-related expenses	—	—	—	—

Less related income tax expense (benefit)(c)	—	(34)	(8)	(42)
Adjusted Earnings (Loss)	$1,275	$1,091	$(202)	$2,164
Earnings (Loss) Per Share Attributable to NextEra Energy, Inc. (assuming dilution)	$0.62	$0.48	$(0.12)	$0.98
Adjustments – Pretax:(b)
Net losses (gains) associated with non-qualifying hedges	—	0.10	0.02	0.12
Change in unrealized losses (gains) on equity securities held in NEER's nuclear decommissioning funds and OTTI – net	—	(0.03)	—	(0.03)

XPLR Infrastructure, LP investment gains – net	—	—	—	—

Merger-related expenses	—	—	—	—

Less related income tax expense (benefit)(c)	—	(0.02)	—	(0.02)
Adjusted Earnings (Loss) Per Share	$0.62	$0.53	$(0.10)	$1.05
Weighted-average shares outstanding (assuming dilution)				2,061

(a)	Corporate and Other represents other business activities and eliminating entries, and may include the net effect of rounding. Corporate and Other allocates a portion of corporate interest expense to NextEra Energy Resources. Interest expense is allocated based on a deemed capital structure of 70% debt and differential membership interests sold by NextEra Energy Resources' subsidiaries. Residual corporate interest expense is included in Corporate and Other.

(b)	After tax impact is as follows:	NEER		Corporate and Other		NextEra Energy
		Adjusted Earnings	Adjusted EPS	Adjusted Earnings	Adjusted EPS	Adjusted Earnings	Adjusted EPS
	Net losses (gains) associated with non-qualifying hedges	$161	$0.07	$28	$0.02	$189	$0.09
	Change in unrealized losses (gains) on equity securities held in NEER's nuclear decommissioning funds and OTTI - net	$(54)	$(0.02)	$—	$—	$(54)	$(0.02)

	XPLR Infrastructure, LP investment gains – net	$1	$—	$—	$—	$1	$—

	Merger-related expenses	$—	$—	$—	$—	$—	$—

(c)	Includes the effects of rounding.

NextEra Energy, Inc.
Condensed Consolidated Statements of Income
(millions, except per share amounts)
(unaudited)

			Preliminary
Six Months Ended June 30, 2026	FPL	NEER	Corporate and Other(a)	NextEra Energy
Operating Revenues	$9,167	$4,844	$224	$14,235
Operating Expenses
Fuel, purchased power and interchange	2,071	632	—	2,703
Other operations and maintenance	803	1,747	331	2,881

Merger-related expenses	—	—	32	32
Depreciation and amortization	1,694	1,403	31	3,128
Taxes other than income taxes and other – net	1,048	244	3	1,295
Total operating expenses – net	5,616	4,026	397	10,039
Gains (Losses) on Disposal of Businesses/Assets – Net	1	258	(9)	250
Operating Income (Loss)	3,552	1,076	(182)	4,446
Other Income (Deductions)
Interest expense	(687)	(834)	(253)	(1,774)

Equity in earnings (losses) of equity method investees	—	503	1	504
Allowance for equity funds used during construction	108	4	—	112

Gains (Losses) on disposal of investments and other property – net	—	103	—	103
Change in unrealized gains (losses) on equity securities held in NEER's nuclear decommissioning funds – net	—	130	—	130
Other net periodic benefit income	—	—	94	94
Other – net	4	54	63	121
Total other income (deductions) – net	(575)	(40)	(95)	(710)
Income (Loss) before Income Taxes	2,977	1,036	(277)	3,736
Income Tax Expense (Benefit)	103	(600)	(76)	(573)
Net Income (Loss)	2,874	1,636	(201)	4,309
Net Loss Attributable to Noncontrolling Interests	—	1,017	—	1,017
Net Income (Loss) Attributable to NextEra Energy, Inc.	$2,874	$2,653	$(201)	$5,326
Reconciliations of Net Income (Loss) Attributable to NextEra Energy, Inc. to Adjusted Earnings (Loss):
Net Income (Loss) Attributable to NextEra Energy, Inc.	$2,874	$2,653	$(201)	$5,326
Adjustments – Pretax:(b)
Net losses (gains) associated with non-qualifying hedges	—	(327)	(471)	(798)
Change in unrealized losses (gains) on equity securities held in NEER's nuclear decommissioning funds and OTTI – net	—	(132)	—	(132)

XPLR Infrastructure, LP investment gains – net	—	18	—	18

Merger-related expenses	—	—	32	32

Less related income tax expense (benefit)(c)	—	117	119	236
Adjusted Earnings (Loss)	$2,874	$2,329	$(521)	$4,682
Earnings (Loss) Per Share Attributable to NextEra Energy, Inc. (assuming dilution)	$1.37	$1.27	$(0.10)	$2.54
Adjustments – Pretax:(b)
Net losses (gains) associated with non-qualifying hedges	—	(0.16)	(0.22)	(0.38)
Change in unrealized losses (gains) on equity securities held in NEER's nuclear decommissioning funds and OTTI – net	—	(0.06)	—	(0.06)

XPLR Infrastructure, LP investment gains – net	—	0.01	—	0.01

Merger-related expenses	—	—	0.02	0.02

Less related income tax expense (benefit)(c)	—	0.05	0.06	0.11
Adjusted Earnings (Loss) Per Share	$1.37	$1.11	$(0.24)	$2.24
Weighted-average shares outstanding (assuming dilution)				2,093

(a)	Corporate and Other represents other business activities and eliminating entries, and may include the net effect of rounding. Corporate and Other allocates a portion of corporate interest expense to NextEra Energy Resources. Interest expense is allocated based on a deemed capital structure of 70% debt and differential membership interests sold by NextEra Energy Resources' subsidiaries. Residual corporate interest expense is included in Corporate and Other.

(b)	After tax impact is as follows:	NEER		Corporate and Other		NextEra Energy
		Adjusted Earnings	Adjusted EPS	Adjusted Earnings	Adjusted EPS	Adjusted Earnings	Adjusted EPS
	Net losses (gains) associated with non-qualifying hedges	$(245)	$(0.13)	$(351)	$(0.15)	$(596)	$(0.28)
	Change in unrealized losses (gains) on equity securities held in NEER's nuclear decommissioning funds and OTTI – net	$(92)	$(0.04)	$—	$—	$(92)	$(0.04)

	XPLR Infrastructure, LP investment gains – net	$13	$0.01	$—	$—	$13	$0.01

	Merger-related expenses	$—	$—	$31	$0.01	$31	$0.01

(c)	Includes the effects of rounding.

NextEra Energy, Inc.

Condensed Consolidated Statements of Income

(millions, except per share amounts)

(unaudited)

			Preliminary
Six Months Ended June 30, 2025	FPL	NEER	Corporate and Other(a)	NextEra Energy
Operating Revenues	$8,705	$4,076	$166	$12,947
Operating Expenses
Fuel, purchased power and interchange	1,881	467	—	2,348
Other operations and maintenance	822	1,315	256	2,393

Merger-related expenses	—	—	—	—
Depreciation and amortization	1,488	1,349	31	2,868
Taxes other than income taxes and other – net	999	223	3	1,225
Total operating expenses – net	5,190	3,354	290	8,834
Gains (Losses) on Disposal of Businesses/Assets – Net	1	63	(10)	54
Operating Income (Loss)	3,516	785	(134)	4,167
Other Income (Deductions)
Interest expense	(644)	(961)	(1,229)	(2,834)

Equity in earnings (losses) of equity method investees	—	(469)	—	(469)
Allowance for equity funds used during construction	77	5	—	82

Gains (Losses) on disposal of investments and other property – net	—	101	—	101
Change in unrealized gains (losses) on equity securities held in NEER's nuclear decommissioning funds – net	—	2	—	2
Other net periodic benefit income	—	—	134	134
Other – net	21	66	57	144
Total other income (deductions) – net	(546)	(1,256)	(1,038)	(2,840)
Income (Loss) before Income Taxes	2,970	(471)	(1,172)	1,327
Income Tax Expense (Benefit)	379	(868)	(288)	(777)
Net Income (Loss)	2,591	397	(884)	2,104
Net Loss Attributable to Noncontrolling Interests	—	758	—	758
Net Income (Loss) Attributable to NextEra Energy, Inc.	$2,591	$1,155	$(884)	$2,862
Reconciliations of Net Income (Loss) Attributable to NextEra Energy, Inc. to Adjusted Earnings (Loss):
Net Income (Loss) Attributable to NextEra Energy, Inc.	$2,591	$1,155	$(884)	$2,862
Adjustments – Pretax:(b)
Net losses (gains) associated with non-qualifying hedges	—	277	663	940
Change in unrealized losses (gains) on equity securities held in NEER's nuclear decommissioning funds and OTTI – net	—	(7)	—	(7)

XPLR Infrastructure, LP investment gains – net	—	858	—	858

Merger-related expenses	—	—	—	—

Less related income tax expense (benefit)(c)	—	(284)	(168)	(452)
Adjusted Earnings (Loss)	$2,591	$1,999	$(389)	$4,201
Earnings (Loss) Per Share Attributable to NextEra Energy, Inc. (assuming dilution)	$1.26	$0.56	$(0.43)	$1.39
Adjustments – Pretax:(b)
Net losses (gains) associated with non-qualifying hedges	—	0.13	0.33	0.46
Change in unrealized losses (gains) on equity securities held in NEER's nuclear decommissioning funds and OTTI – net	—	—	—	—

XPLR Infrastructure, LP investment gains – net	—	0.42	—	0.42

Merger-related expenses	—	—	—	—

Less related income tax expense (benefit)(c)	—	(0.14)	(0.09)	(0.23)
Adjusted Earnings (Loss) Per Share	$1.26	$0.97	$(0.19)	$2.04
Weighted-average shares outstanding (assuming dilution)				2,061

(a)	Corporate and Other represents other business activities and eliminating entries, and may include the net effect of rounding. Corporate and Other allocates a portion of corporate interest expense to NextEra Energy Resources. Interest expense is allocated based on a deemed capital structure of 70% debt and differential membership interests sold by NextEra Energy Resources' subsidiaries. Residual corporate interest expense is included in Corporate and Other.

(b)	After tax impact is as follows:	NEER		Corporate and Other		NextEra Energy
		Adjusted Earnings	Adjusted EPS	Adjusted Earnings	Adjusted EPS	Adjusted Earnings	Adjusted EPS
	Net losses (gains) associated with non-qualifying hedges	$206	$0.10	$495	$0.24	$701	$0.34
	Change in unrealized losses (gains) on equity securities held in NEER's nuclear decommissioning funds and OTTI – net	$(5)	$—	$—	$—	$(5)	$—

	XPLR Infrastructure, LP investment gains – net	$643	$0.31	$—	$—	$643	$0.31

	Merger-related expenses	$—	$—	$—	$—	$—	$—

(c)	Includes the effects of rounding.

NextEra Energy, Inc.

Condensed Consolidated Balance Sheets

(millions)
(unaudited)

			Preliminary
June 30, 2026	FPL	NEER	Corporate and Other(a)	NextEra Energy
ASSETS
Current assets:
Cash and cash equivalents	$89	$2,026	$751	$2,866
Customer receivables, net of allowances	2,016	2,691	1	4,708
Other receivables	381	1,035	765	2,181
Materials, supplies and fuel inventory	1,419	1,176	21	2,616
Regulatory assets	324	25	—	349
Derivatives	28	1,268	56	1,352

Other	241	999	155	1,395
Total current assets	4,498	9,220	1,749	15,467
Other assets:
Property, plant and equipment – net	85,930	84,365	157	170,452
Special use funds	8,150	3,528	—	11,678
Investment in equity method investees	—	5,951	20	5,971
Prepaid benefit costs	2,104	5	793	2,902
Regulatory assets	7,154	169	13	7,336
Derivatives	1	1,878	166	2,045
Goodwill	2,965	2,175	12	5,152
Other	860	9,407	1,537	11,804
Total other assets	107,164	107,478	2,698	217,340
TOTAL ASSETS	$111,662	$116,698	$4,447	$232,807
LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities:
Commercial paper	$86	$—	$1,650	$1,736
Other short-term debt	—	608	3,650	4,258
Current portion of long-term debt	328	1,055	4,030	5,413
Accounts payable	1,150	5,322	86	6,558
Customer deposits	1,137	44	—	1,181
Accrued interest and taxes	1,131	485	235	1,851
Derivatives	34	867	133	1,034
Accrued construction-related expenditures	851	2,496	1	3,348
Regulatory liabilities	381	17	—	398

Other	618	1,644	935	3,197
Total current liabilities	5,716	12,538	10,720	28,974
Other liabilities and deferred credits:
Long-term debt	30,188	16,914	51,688	98,790
Asset retirement obligations	2,210	1,584	—	3,794
Deferred income taxes	10,461	4,769	(1,865)	13,365
Regulatory liabilities	12,951	165	2	13,118
Derivatives	36	1,547	149	1,732

Other	340	3,213	1,322	4,875
Total other liabilities and deferred credits	56,186	28,192	51,296	135,674
TOTAL LIABILITIES	61,902	40,730	62,016	164,648
COMMITMENTS AND CONTINGENCIES
REDEEMABLE NONCONTROLLING INTERESTS	—	64	—	64
EQUITY
Common stock	1,373	—	(1,352)	21
Additional paid-in capital	26,866	32,988	(40,529)	19,325
Retained earnings	21,521	32,042	(15,735)	37,828
Accumulated other comprehensive income (loss)	—	(95)	47	(48)
Total common shareholders' equity	49,760	64,935	(57,569)	57,126
Noncontrolling interests	—	10,969	—	10,969
TOTAL EQUITY	49,760	75,904	(57,569)	68,095
TOTAL LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY	$111,662	$116,698	$4,447	$232,807

(a)	Corporate and Other represents other business activities and eliminating entries, and may include the net effect of rounding. Corporate and Other allocates a portion of corporate interest expense to NextEra Energy Resources. Interest expense is allocated based on a deemed capital structure of 70% debt and differential membership interests sold by NextEra Energy Resources' subsidiaries. Residual corporate interest expense is included in Corporate and Other.

NextEra Energy, Inc.

Condensed Consolidated Balance Sheets

(millions)

(unaudited)

			Preliminary
December 31, 2025	FPL	NEER	Corporate and Other(a)	NextEra Energy
ASSETS
Current assets:
Cash and cash equivalents	$42	$1,760	$1,010	$2,812
Customer receivables, net of allowances	1,667	2,337	14	4,018
Other receivables	413	979	341	1,733
Materials, supplies and fuel inventory	1,373	1,025	22	2,420
Regulatory assets	401	32	—	433
Derivatives	39	931	27	997

Other	216	782	173	1,171
Total current assets	4,151	7,846	1,587	13,584
Other assets:
Property, plant and equipment – net	81,755	74,287	155	156,197
Special use funds	7,684	3,270	—	10,954
Investment in equity method investees	—	5,509	19	5,528
Prepaid benefit costs	2,072	5	791	2,868
Regulatory assets	5,405	222	12	5,639
Derivatives	1	1,838	159	1,998
Goodwill	2,965	1,873	11	4,849
Other	1,125	8,678	1,301	11,104
Total other assets	101,007	95,682	2,448	199,137
TOTAL ASSETS	$105,158	$103,528	$4,035	$212,721
LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities:
Commercial paper	$1,130	$—	$825	$1,955
Other short-term debt	—	608	—	608
Current portion of long-term debt	641	925	1,934	3,500
Accounts payable	1,084	6,498	1	7,583
Customer deposits	685	24	—	709
Accrued interest and taxes	470	341	374	1,185
Derivatives	15	802	296	1,113
Accrued construction-related expenditures	1,153	1,809	4	2,966
Regulatory liabilities	344	12	—	356
Other	672	1,552	618	2,842
Total current liabilities	6,194	12,571	4,052	22,817
Other liabilities and deferred credits:
Long-term debt	28,041	17,523	43,992	89,556
Asset retirement obligations	2,158	1,511	—	3,669
Deferred income taxes	10,156	4,155	(1,952)	12,359
Regulatory liabilities	11,280	193	1	11,474
Derivatives	1	1,949	198	2,148
Other	342	2,903	974	4,219
Total other liabilities and deferred credits	51,978	28,234	43,213	123,425
TOTAL LIABILITIES	58,172	40,805	47,265	146,242
COMMITMENTS AND CONTINGENCIES
REDEEMABLE NONCONTROLLING INTERESTS	—	—	—	—
EQUITY
Common stock	1,373	—	(1,352)	21
Additional paid-in capital	26,866	21,536	(28,908)	19,494
Retained earnings	18,747	29,389	(13,034)	35,102
Accumulated other comprehensive income (loss)	—	(73)	64	(9)
Total common shareholders' equity	46,986	50,852	(43,230)	54,608
Noncontrolling interests	—	11,871	—	11,871
TOTAL EQUITY	46,986	62,723	(43,230)	66,479
TOTAL LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY	$105,158	$103,528	$4,035	$212,721

(a)	Corporate and Other represents other business activities and eliminating entries, and may include the net effect of rounding. Corporate and Other allocates a portion of corporate interest expense to NextEra Energy Resources. Interest expense is allocated based on a deemed capital structure of 70% debt and differential membership interests sold by NextEra Energy Resources' subsidiaries. Residual corporate interest expense is included in Corporate and Other.

NextEra Energy, Inc.

Condensed Consolidated Statements of Cash Flows

(millions)

(unaudited)

			Preliminary
Six Months Ended June 30, 2026	FPL	NEER	Corporate and Other(a)	NextEra Energy
Cash Flows From Operating Activities
Net income (loss)	$2,874	$1,636	$(201)	$4,309
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,694	1,403	31	3,128
Nuclear fuel and other amortization	80	111	19	210

Unrealized losses (gains) on marked to market derivative contracts – net	—	(422)	(250)	(672)

Foreign currency transaction losses (gains)	—	1	(286)	(285)
Deferred income taxes	20	450	149	619
Cost recovery clauses and franchise fees	(7)	—	—	(7)

Equity in losses (earnings) of equity method investees	—	(503)	(1)	(504)
Distributions of earnings from equity method investees	—	213	—	213
Losses (gains) on disposal of businesses, assets and investments – net	(1)	(361)	9	(353)
Recoverable storm-related costs	(19)	—	—	(19)
Other – net	21	116	125	262
Changes in operating assets and liabilities:
Current assets	(342)	(201)	(315)	(858)
Noncurrent assets	(85)	(50)	(87)	(222)
Current liabilities	1,144	(94)	173	1,223
Noncurrent liabilities	9	15	208	232
Net cash provided by (used in) operating activities	5,388	2,314	(426)	7,276
Cash Flows From Investing Activities
Capital expenditures of FPL	(5,780)	—	—	(5,780)
Independent power and other investments of NEER	—	(13,338)	—	(13,338)

Nuclear fuel purchases	(152)	(111)	—	(263)
Other capital expenditures	—	—	(8)	(8)

Sale of independent power and other investments of NEER	—	448	—	448
Proceeds from sale or maturity of securities in special use funds and other investments	1,955	1,042	255	3,252
Purchases of securities in special use funds and other investments	(2,082)	(878)	(522)	(3,482)

Other – net	39	52	(33)	58
Net cash used in investing activities	(6,020)	(12,785)	(308)	(19,113)
Cash Flows From Financing Activities
Issuances of long-term debt, including premiums and discounts	2,502	1,300	11,764	15,566
Retirements of long-term debt	(648)	(1,784)	(1,600)	(4,032)

Net change in commercial paper	(1,044)	—	825	(219)
Proceeds from other short-term debt	—	—	3,650	3,650
Repayments of other short-term debt	—	—	—	—
Cash swept from (repayments to) related parties – net	—	13	—	13
Issuances of common stock/equity units	—	—	31	31

Dividends on common stock	—	—	(2,599)	(2,599)
Dividends & capital distributions from (to) parent – net	(100)	11,484	(11,384)	—
Other – net	(35)	(106)	(212)	(353)
Net cash provided by financing activities	675	10,907	475	12,057
Effects of currency translation on cash, cash equivalents and restricted cash	—	(4)	—	(4)
Net increase (decrease) in cash, cash equivalents and restricted cash	43	432	(259)	216
Cash, cash equivalents and restricted cash at beginning of period	88	1,901	1,017	3,006
Cash, cash equivalents and restricted cash at end of period	$131	$2,333	$758	$3,222

(a)	Corporate and Other represents other business activities and eliminating entries, and may include the net effect of rounding. Corporate and Other allocates a portion of corporate interest expense to NextEra Energy Resources. Interest expense is allocated based on a deemed capital structure of 70% debt and differential membership interests sold by NextEra Energy Resources' subsidiaries. Residual corporate interest expense is included in Corporate and Other.

NextEra Energy, Inc.

Condensed Consolidated Statements of Cash Flows

(millions)

(unaudited)

			Preliminary
Six Months Ended June 30, 2025	FPL	NEER	Corporate and Other(a)	NextEra Energy
Cash Flows From Operating Activities
Net income (loss)	$2,591	$397	$(884)	$2,104
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,488	1,349	31	2,868
Nuclear fuel and other amortization	74	73	18	165

Unrealized losses (gains) on marked to market derivative contracts – net	—	326	677	1,003

Foreign currency transaction losses (gains)	—	1	55	56
Deferred income taxes	141	(358)	(295)	(512)
Cost recovery clauses and franchise fees	(159)	—	—	(159)

Equity in losses (earnings) of equity method investees	—	469	—	469
Distributions of earnings from equity method investees	—	181	—	181
Losses (gains) on disposal of businesses, assets and investments – net	(1)	(164)	10	(155)
Recoverable storm-related costs	(346)	—	—	(346)
Other – net	17	118	95	230
Changes in operating assets and liabilities:
Current assets	(461)	(46)	6	(501)
Noncurrent assets	(83)	(50)	(50)	(183)
Current liabilities	587	(306)	240	521
Noncurrent liabilities	(7)	21	203	217
Net cash provided by (used in) operating activities	3,841	2,011	106	5,958
Cash Flows From Investing Activities
Capital expenditures of FPL	(4,285)	—	—	(4,285)

Independent power and other investments of NEER	—	(9,056)	—	(9,056)

Nuclear fuel purchases	(98)	(181)	—	(279)
Other capital expenditures	—	—	(6)	(6)

Sale of independent power and other investments of NEER	—	309	—	309
Proceeds from sale or maturity of securities in special use funds and other investments	1,720	874	216	2,810
Purchases of securities in special use funds and other investments	(1,810)	(779)	(471)	(3,060)

Other – net	35	26	(39)	22
Net cash used in investing activities	(4,438)	(8,807)	(300)	(13,545)
Cash Flows From Financing Activities
Issuances of long-term debt, including premiums and discounts	1,996	662	10,338	12,996
Retirements of long-term debt	(1,122)	(530)	(3,508)	(5,160)

Net change in commercial paper	(103)	—	2,460	2,357
Proceeds from other short-term debt	—	—	1,400	1,400
Repayments of other short-term debt	—	—	(850)	(850)
Cash swept from (repayments to) related parties – net	—	(129)	—	(129)
Issuances of common stock/equity units	—	—	22	22

Dividends on common stock	—	—	(2,332)	(2,332)
Dividends & capital distributions from (to) parent – net	(100)	7,325	(7,225)	—
Other – net	(36)	(9)	(99)	(144)
Net cash provided by financing activities	635	7,319	206	8,160
Effects of currency translation on cash, cash equivalents and restricted cash	—	7	—	7
Net increase (decrease) in cash, cash equivalents and restricted cash	38	530	12	580
Cash, cash equivalents and restricted cash at beginning of period	133	1,008	261	1,402
Cash, cash equivalents and restricted cash at end of period	$171	$1,538	$273	$1,982

(a)	Corporate and Other represents other business activities and eliminating entries, and may include the net effect of rounding. Corporate and Other allocates a portion of corporate interest expense to NextEra Energy Resources. Interest expense is allocated based on a deemed capital structure of 70% debt and differential membership interests sold by NextEra Energy Resources' subsidiaries. Residual corporate interest expense is included in Corporate and Other.

NextEra Energy, Inc.

Earnings Per Share Contributions

(assuming dilution)

(unaudited)

		Preliminary
	First Quarter	Second Quarter	Year-To-Date
2025 Earnings Per Share Attributable to NextEra Energy, Inc.	$0.40	$0.98	$1.39

FPL – 2025 Earnings Per Share	$0.64	$0.62	$1.26
New investment growth	0.04	0.05	0.09

Other and share dilution	0.02	—	0.02
FPL – 2026 Earnings Per Share	$0.70	$0.67	$1.37

NEER – 2025 Earnings Per Share Attributable to NextEra Energy, Inc.	$0.08	$0.48	$0.56
New investments	0.04	0.09	0.13
Existing clean energy	0.01	(0.01)	—

NextEra Energy Transmission	0.05	—	0.05
Customer supply	(0.04)	(0.03)	(0.07)

Non-qualifying hedges impact	0.04	0.17	0.23

Change in unrealized gains (losses) on equity securities held in NEER's nuclear decommissioning funds and OTTI – net	—	0.04	0.04
XPLR Infrastructure, LP investment gains – net	0.31	—	0.30

Other, including financing costs, corporate general and administrative expenses, asset recycling, state taxes, other investment income and share dilution	—	0.04	0.03
NEER – 2026 Earnings Per Share Attributable to NextEra Energy, Inc.	$0.49	$0.78	$1.27

Corporate and Other – 2025 Loss Per Share	$(0.32)	$(0.12)	$(0.43)
Non-qualifying hedges impact	0.19	0.22	0.39
Merger-related expenses	—	(0.01)	(0.01)
Other, including interest expense and share dilution	(0.02)	(0.04)	(0.05)
Corporate and Other – 2026 Loss Per Share	$(0.15)	$0.05	$(0.10)

2026 Earnings Per Share Attributable to NextEra Energy, Inc.	$1.04	$1.50	$2.54

Corporate and Other represents other business activities and eliminating entries, and may include the net effect of rounding. Corporate and Other allocates a portion of corporate interest expense to NextEra Energy Resources. Interest expense is allocated based on a deemed capital structure of 70% debt and differential membership interests sold by NextEra Energy Resources' subsidiaries. Residual corporate interest expense is included in Corporate and Other.

The sum of the quarterly amounts may not equal the total for the year due to rounding.